SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N.A.

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER

NA____________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

929,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.21%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

239,100

8. SHARED VOTING POWER
35,600
9. SOLE DISPOSITIVE POWER
610,000
____________________________________________________

10. SHARED DISPOSITIVE POWER
319,700
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

929,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.21%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

319,700

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0__________________________________________________________

10. SHARED DISPOSITIVE POWER
319,700

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
319,700
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.82

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 2 to the Schedule 13D fled by the undersigned on May 23, 2005. This Amendment No. 2 amends the Schedule 13D as specifically set forth.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION

In the summer of 2005, the filing persons sent the attached letters (see Exhibits 1 and 2) to the Fund's board of directors to express their concern about its persistent discount from net asset value and to offer suggestions to address the problem. The board of directors responded by stating that it shares the filing persons' concern but is not currently willing to commit to any specific action to address the discount. The filing persons believe the board is unwilling to commit to such action because it may be unduly influenced by Stuart Horejsi, the Fund's investment manager and its largest shareholder. The filing persons believe Mr. Horejsi may oppose measures such as open-ending, a self-tender offer or a distribution of the Fund's shares of Berkshire Hathaway because he has a conflict of interest, i.e., he earns substantial fees from the Fund and those fees would be lower if any of these measures were implemented.

Unless the board announces an intention to address the discount by January 31, 2006, then in order to offset Mr. Horejsi's influence, the filing persons and their affiliates may, among other things, seek to increase their influence by (a) forming an alliance with other like-minded shareholders; (b) acquiring more shares in the market, in private transactions or through a tender offer; or (c) soliciting proxies in order to obtain representation on the board of directors.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on March 7, 2005 there were 11,327,784 shares outstanding as of February 28, 2005. The percentage set forth in this item (5a) was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 929,700 shares of BIF or 8.21% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 610,000 shares. Power to vote securities resides solely with Phillip Goldstein for 239,100 shares and jointly for 35,600 shares. . Power to dispose of securities resides jointly with Phillip Goldstein and Andrew Dakos for 319,700 shares. Power to vote securities resides solely with Andrew Dakos for 319,700.

c. During the last sixty days the following shares of common stock were purchased:

1/12/06     8000 @ 7.09
1/9/06             6400 @ 7.1
1/6/05             2100 @ 7.06
1/4/06             5000 @ 7.02
12/28/05    1700 @ 7
12/19/05    3600 @ 6.95
12/16/05    7000 @ 6.94
12/16/05    3500 @ 6.95
12/12/05    6000 @ 6.92
11/21/05    2000 @ 6.7599
11/21/05    7000 @ 6.76

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Tender Offer Proposal
Exhibit 2. BRK Proposal

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/17/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1. Tender Offer Proposal

                   Opportunity Partners L.P.,
            60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   July 28, 2005

The Board of Directors
Boulder Growth & Income Fund, Inc.
1680 38th Street, Suite 800
Boulder, Colorado 80301

Dear Board Members:

As you may know, we are part of a group that owns more than 5% of the outstanding shares of Boulder Growth & Income Fund (the "Fund"). In light of (1) the Fund's chronic double-digit discount to net asset value ("NAV") and (2) the SEC's unwillingness to act on the proposed managed distribution policy, we suggest that the board consider a self-tender offer for 25% of the Fund's outstanding shares at 95% of NAV. Such an offer would provide an opportunity for shareholders to sell a portion of their shares at a premium to the market price and would be accretive to NAV for shareholders that do not wish to tender. In addition, we recommend that such a tender offer be followed by a merger of the Fund into its sister fund, the Boulder Total Return Fund in order to reduce the expense ratios of both funds.

We are taking the liberty of sending a copy of this letter to Warren Buffett because we understand that Stuart Horejsi, the Fund's largest shareholder, is a great admirer of Mr. Buffett and Mr. Buffett has stated that a company should consider a share buyback if it can do so at a price below intrinsic value.

Please advise us of the board's views on merits of this proposal.
Thank you.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner


Cc:  Warren E. Buffett
     Chairman of the Board and CEO
     Berkshire Hathaway Inc.


Exhibit 2. BRK Proposal

                   Opportunity Partners L.P.,
            60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   August 19, 2005

Joel W. Looney
Chairman
The Board of Directors
Boulder Growth & Income Fund, Inc.
1680 38th Street, Suite 800
Boulder, Colorado 80301

Dear Mr. Looney:

Thank you for your response to our letter of July 28, 2005. We are pleased that the board shares our concern about BIF's persistent discount. However, we were disappointed that you did not respond one way or the other to our suggestion that the board consider a self-tender offer for 25% of the Fund's outstanding shares at 95% of NAV.

We have another suggestion that we think would be beneficial to shareholders. Mr. Horejsi, BIF"s portfolio manager, has indicated that he considers Berkshire Hathaway to be a permanent
holding of BIF.   Currently, Berkshire A shares represent about
30% BIF's NAV.   Why not convert the A shares to B shares and
distribute the B shares to shareholders? That would enhance shareholder value in two ways. Currently, BIF's stock price is about $6.65, i.e., a discount of 15.2% from its NAV of about $7.84. After distributing the Berkshire B stock which is worth about $2.35 per share, BIF's NAV would fall to $5.49. If the discount remained at 15.2%, BIF's shares would trade at $4.62. Thus, shareholders would own Berkshire B shares and BIF shares with a combined market value of $7.01 ($2.35 + $4.66) per share or 5.4% more than the current value of their BIF shares alone. In addition, shareholders would have the flexibility to sell their Berkshire shares whenever they want at full market value and would no longer have to pay what is effectively a custodial fee of 1.25% per year to hold Berkshire stock.

In sum, we think a self-tender offer and a distribution of BIF's Berkshire stock are attractive ways to enhance shareholder value. Please advise us if the board will implement either one of these proposals. If neither of them appeals to the board, we would appreciate it if you could tell us what its reasons are for rejecting them and what other alternative it is considering to address the persistent discount. Thank you.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner